

FLORIDA DEPARTMENT OF STATE
Division of Corporations

April 14, 2022

LINDA BATDORF
1940 RAINBOW DRIVE
CLEARWATER, FL 33765

Re: Document Number P22000028247

The Articles of Conversion and Articles of Incorporation were filed March 24, 2022, with an organizational date deemed effective January 10, 2018, for DIGITAL FRONTIER MARKETING INC., the resulting Florida corporation.

To maintain "active" status with the Division of Corporations, an annual report must be filed yearly between January 1st and May 1st beginning in the year following the file date or effective date indicated above. If the annual report is not filed by May 1st, a $400 late fee will be added. **It is your responsibility to remember to file your annual report in a timely manner.**

A Federal Employer Identification Number (FEI/EIN) will be required when this report is filed. Contact the IRS at 1-800-829-4933 for an SS-4 form or go to www.irs.gov.

Should you have any further questions concerning this matter, please feel free to call (850) 245-6052, the New Filing Section.

Summer Chatham
Regulatory Specialist II
Division of Corporations   Letter Number: 522A00008706



P22000028247

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

200383253692

03/24/22--01016--008 **105.00

S. CHATHAM

APR 14 2022

FILED

22 MAR 24 AM 3:46

SECRETARY OF STATE
TALLAHASSEE, FLORIDA

COVER LETTER

TO: New Filing Section
Division of Corporations

SUBJECT: Digital Frontier Marketing Inc.
Name of Resulting Florida Profit Corporation

The enclosed Articles of Conversion, Articles of Incorporation, and fees are submitted to convert the following eligible entity into a "Florida Profit Corporation" in accordance with ss. 607.11933 & 607.0202, F.S.

Please return all correspondence concerning this matter to:

Linda Batdorf
Contact Person

Digital Frontier Marketing LLC
Firm/Company

1940 Rainbow Drive
Address

Clearwater, FL 33765
City, State and Zip Code

linda@digitalfrontiermarketing.co
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Linda Batdorf at (727) 7336959
Name of Contact Person — Area Code and Daytime Telephone Number

Enclosed is a check for the following amount:

- ■ $105.00 Filing Fees
- ☐ $113.75 Filing Fees and Certificate of Status
- ☐ $113.75 Filing Fees and Certified Copy
- ☐ $122.50 Filing Fees, Certified Copy, and Certificate of Status

Mailing Address:
New Filing Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address:
New Filing Section
Division of Corporations
The Centre of Tallahassee
2415 N. Monroe Street, Suite 810
Tallahassee, FL 32303

FILED
22 MAR 24 AM 3:46
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

Articles of Conversion
For
Converting Eligible Entity
Into
Florida Profit Corporation

The Articles of Conversion **and attached Articles of Incorporation** are submitted to convert the following **eligible business entity into a Florida Profit Corporation** in accordance with ss. 607.11933 & 607.0202, Florida Statutes.

1. The name of the Converting Entity immediately prior to the filing of the Articles of Conversion is:
Digital Frontier Marketing LLC
Enter Name of the Converting Entity

2. The converting entity is a Limited Liability Company
(Enter entity type. Example: limited liability company, limited partnership, general partnership, common law or business trust, etc.)

first organized, formed or incorporated under the laws of Florida
(Enter state, or if a non-U.S. entity, the name of the country)

on January 10, 2018.
Enter date "Converting Entity" was first organized, formed or incorporated.

3. The name of the Florida Profit Corporation as set forth in the **attached Articles of Incorporation:**
Digital Frontier Marketing Inc.
Enter Name of Florida Profit Corporation

4. This conversion was approved by the eligible converting entity in accordance with this chapter and the laws of its current/organic jurisdiction.

5. If not effective on the date of filing, enter the effective date:____________________.
(The effective date: Cannot be prior to nor more than 90 days after the date this document is filed by the Florida Department of State.)
Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

FILED
22 MAR 24 AM 8:46
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

Signed this 15th day of March, 2022.

Required Signature for Florida Profit Corporation:

Signature of Director, Officer, or, if Directors or Officers have not been selected, an Incorporator:

[signature]

Printed Name: Linda Batdorf Title: Vice President

Required Signature(s) on behalf of Converting Florida partnerships, limited partnerships, and limited liability companies: [See below for required signature(s).]

Signature: [signature]

Printed Name: Linda Batdorf Title: Vice Operating Manager/Member

Signature: ______________________________

Printed Name: ______________________ Title: ______________

Signature: ______________________________

Printed Name: ______________________ Title: ______________

Signature: ______________________________

Printed Name: ______________________ Title: ______________

Signature: ______________________________

Printed Name: ______________________ Title: ______________

Signature: ______________________________

Printed Name: ______________________ Title: ______________

If Florida General Partnership or Limited Liability Partnership:
Signature of one General Partner.

If Florida Limited Partnership or Limited Liability Limited Partnership:
Signatures of **ALL** General Partners.

If Florida Limited Liability Company:
Signature of a Member or Authorized Representative.

All others:
Signature of an authorized person.

Fees:

Articles of Conversion:	$35.00
Fees for Florida Articles of Incorporation:	$70.00
Certified Copy:	$8.75 (Optional)
Certificate of Status:	$8.75 (Optional)

FILED
22 MAR 24 AM 8:46
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

ARTICLES OF INCORPORATION
FOR RESULTING FLORIDA PROFIT CORPORATION
In compliance with Chapter 607 and/or Chapter 621, F.S. (Profit)

ARTICLE I NAME
The name of the corporation shall be: Digital Frontier Marketing Inc.

ARTICLE II PRINCIPAL OFFICE
The principal place of business/mailing address is:

Principal street address	Mailing address, if different is:
1350 County Rd #1 - 2156	P.O. Box 2156
Dunedin, FL 34698	Dunedin, FL 34697

ARTICLE III PURPOSE
The purpose for which the corporation is organized is:
The purpose for which the Corporation is organized is any and all lawful business.

ARTICLE IV SHARES
The number of shares of stock is: 14,020,233

ARTICLE V OFFICERS AND/OR DIRECTORS

Name and Title: Robert Cefail Director & President
Address: 1449 Wetheringtn Way
Palm Harbor, FL 34683

Name and Title: Anatola Cefail Director & Vice President
Address: 1449 Wetherington Way
Palm Harbor, FL 34683

Name and Title: Linda Beldorf Director & Vice President &, Secretary
Address: 1940 Rainbow Drive
Clearwater, FL 33765

Name and Title:
Address:

Name and Title:
Address:

Name and Title:
Address:

FILED
22 MAR 24 AM 8:46
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

~~ARTICLE VI~~ *TICLE VI* **REGISTERED AGENT**

...e **name and Florida street address** (P.O. Box **NOT** acceptable) of the registered agent is:

Name: **Linda Batdorf**

Address: **1940 Rainbow Drive**

Clearwater, FL 33765

****

Having been named as registered agent to accept service of process for the above stated corporation at the place designated in this certificate, I am familiar with and accept the appointment as registered agent and agree to act in this capacity



_____

Required Signature/Registered Agent

3/15/2022

_____

Date